July 15, 2025

Kaan Terzioglu
Executive Chairman
Kyivstar Group Ltd.
Index Tower (East Tower) Unit 1703
Dubai (DIFC) United Arab Emirates

Kaan Terzioglu
Director
VEON Holdings B.V.
Claude Debussylaan 88
1082 MD, Amsterdam

       Re: Kyivstar Group Ltd.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed July 10, 2025
           File No. 333-287802
Dear Kaan Terzioglu and Kaan Terzioglu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-4
Cover Page

1. Please revise your reference to the 2,155,000 Cohen Circle Class B Ordinary Shares
       held by the Sponsors that will be surrendered or that are referred to as "Forfeited
       Sponsor Shares," to instead refer to 2,609,647 shares, consistent with your disclosures elsewhere. Similar revisions should be made to pages 4, 11 and 97.
 July 15, 2025
Page 2

Notes to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to the unaudited pro forma condensed combined financial information, page 126

2. Please revise the number of shares to be issued in the description of adjustments B2,
       B3, and B4 to be consistent with those reflected in the table on page
116.
Cohen Circle fair value, page 128

3. We note at closing, 757,745 of Kyivstar Group common shares will be issued to the holders of Cohen Circle Class A Ordinary Shares who are parties to the Non-
       Redemption Agreement. Please tell us how you reflected the issuance of these incentive shares in the pro forma financial statements and the specific accounting guidance you relied upon. To the extent such shares are included in the excess of fair value of consideration over Cohen Circle's net assets calculations, revise the table on page 128 to clarify as such. In addition, tell us what the 4,426,162 in foonote *
       represents and provide us with your calculations that support the Class A amounts under each redemption scenario.
        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jennifer M. Gascoyne